OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-51402
CUSIP NUMBER N/A

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Federal Home Loan Bank of Boston
Full Name of Registrant

Former Name if Applicable

111 Huntington Avenue
Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02199
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Federal Home Loan Bank of Boston (the Bank) is unable to file its Quarterly  Report on Form 10-Q for the quarter ended March 31, 2009 (the First Quarter 10-Q), to be filed pursuant to the Securities Exchange Act of 1934, by May 15, 2009, the original due date, as the Bank has not been able to complete its assessment for other-than-temporary-impairment of certain of its private-label mortgage-backed securities (MBS) and consequently has been unable to finalize its financial statements.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

On April 28, 2009, and May 7, 2009, our regulator the Federal Housing Finance Agency (Finance Agency) provided us and the other 11 Federal Home Loan Banks (FHLBanks) with guidance on the process for determining other-than-temporary impairment (OTTI) with respect to private-label mortgage-backed securities (MBS) and our adoption of Financial Accounting Standard Board’s FSP FAS 115-2 Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2).  The goal of the guidance is to promote consistency in the determination of OTTI for private-label MBS among all the FHLBanks based on the understanding that investors in the consolidated debt of the FHLBanks can better understand and utilize the information in the combined financial report if it is prepared on a consistent basis.  Recognizing that many of the FHLBanks desired to early adopt FSP FAS 115-2, the guidance also requires that all FHLBanks early adopt FSP FAS 115-2 in order to achieve consistency among the 12 FHLBanks and to follow certain guidelines for determining OTTI.

Under the guidance, each FHLBank continues to identify private-label MBS it holds that should be subject to a cash-flow analysis consistent with generally accepted accounting principles (GAAP) and other regulatory guidance. To effect consistency in the cash-flow analysis by ensuring the use of consistent key modeling assumptions, the Finance Agency guidance requires that for the first quarter of 2009 the Federal Home Loan Bank of San Francisco (the FHLBank of San Francisco) provide the other 11 FHLBanks with assumptions to be used by all FHLBanks for purposes of producing cash flow analyses used in analyzing credit losses and determining OTTI for residential private-label MBS other than subprime private-label MBS. The guidance requires the FHLBank of San Francisco to determine the FHLBank System-wide modeling assumptions based upon the guidance in FSP FAS 115-2 and after consulting the other FHLBanks and the Finance Agency. The related financial statement accounting and disclosures will be subject to the external auditor’s overall procedures regarding the unaudited quarterly financial statements.  The Bank is responsible for determining the reasonableness of the assumptions used in its cash-flow analysis.

With respect to subprime private-label MBS, the guidance provides that for the first quarter of 2009, the OTTI analysis must be run on a common platform. Consistent with that provision, FHLBanks with these types of private-label MBS have selected the Federal Home Loan Bank of Chicago’s (the FHLBank of Chicago’s) platform, and the FHLBank of Chicago has provided such FHLBanks with the related modeling assumptions and cash flow analyses for purposes of analyzing credit losses and determining OTTI on such private-label MBS.

In addition to using the modeling assumptions provided by the FHLBank of San Francisco, the guidance requires for the first quarter of 2009 that each FHLBank conduct its own OTTI analysis utilizing a specified third-party risk model and a specified third-party detailed underlying loan performance data source.  The guidance provides that an FHLBank may use the assumptions provided by the FHLBank of San Francisco in an alternative risk model with alternative loan performance data if certain conditions are met. An FHLBank that does not have access to the required risk model and loan performance data sources or does not meet the conditions for using an alternative risk model is required under the guidance to engage another FHLBank to perform the cash-flow analysis underlying its OTTI determination.

Therefore, in accordance with the guidance and to achieve consistency among the FHLBanks, the Bank has contracted with the FHLBank of San Francisco to provide the key modeling assumptions for selected residential private-label MBS owned by the Bank, other than for residential subprime private-label MBS owned by the Bank. Also, the Bank has contracted with the FHLBank of Chicago to provide the key modeling assumptions and certain cash flow analyses for selected residential subprime private-label MBS owned by the Bank.  Depending on the types and numbers of certain securities owned by each FHLBank, the degree of change in the FHLBank’s prior OTTI determination process, the level of assistance required from the FHLBank of San Francisco, the FHLBank of Chicago (or other contracted FHLBank), and the implementation of appropriate internal controls for the information obtained from the contracted FHLBank, an FHLBank may be delayed in filing its Form 10-Q. Because the Bank is in the process of significantly modifying its determination process for OTTI to achieve consistency with the other FHLBanks, including the implementation of internal controls associated with the cash flow assumptions from the FHLBank of San Francisco and the FHLBank of Chicago and the cash-flow analyses from the FHLBank of Chicago, the Bank will not be able to file its quarterly report on Form 10-Q for the period ending March 31, 2009 by the due date of May 15, 2009 without unreasonable effort or expense.  The Bank expects to file the First Quarter 10-Q on or before May 20, 2009.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frank Nitkiewicz	617	292-9600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing assessment described in Part III of this notification, the Bank has not finalized its financial statements for the quarter ended March 31, 2009. However, the Bank estimates that it will have a net loss for the quarter of $83.4  million primarily related to the other-than-temporary impairment of certain private-label MBS for the quarter ended March 31, 2009, compared with net income of $56.2 million for the quarter ended March 31, 2008. After effecting transition adjustments to retained earnings and accumulated other comprehensive income associated with the adoption of FSP FAS 115-2 and FAS 124-2 – Recognition and Disclosure of Other-Than-Temporary Impairments, the Bank’s estimated retained earnings were $245.9 million at March 31, 2009, compared with an accumulated deficit of $19.7 million at December 31, 2008. The expected net loss is primarily attributable to an anticipated credit loss in the amount of $126.9 million with the remainder of the related fair value loss, an expected $767.7 million for the Bank, transferred to accumulated other comprehensive income associated with $2.1 billion of private-label MBS.

Total assets are expected to fall 4.9 percent to $76.4 billion at March 31, 2009, down from $80.4 billion at December 31, 2008. Advances are expected to decrease 13.2 percent to $49.4 billion at March 31, 2009, down from $56.9 billion at December 31, 2008, and represent 64.7 percent of total assets. Investments and short-term money-market instruments are expected to be $11.0 billion at March 31, 2009, down from $15.6 billion at December 31, 2008. Mortgage assets are expected to decrease to $4.1 billion at March 31, 2009, compared with $4.2 billion for December 31, 2008. Total capital is expected to fall 24.4 percent to $2.6 billion at March 31, 2009, compared with $3.4 billion at December 31, 2008. This expected decline reflects the cumulative impact on accumulated other comprehensive income of fair value declines associated with securities deemed to be other-than-temporarily impaired. Regulatory capital is expected to rise 7.7 percent to $3.9 billion at March 31, 2009, compared with $3.7 billion at December 31, 2008.

Net interest income is expected to be $57.1 million for the quarter ended March 31, 2009, compared with $96.5 million for the same period in 2008. This expected $39.4 million decrease is primarily attributable to a drop in average advances outstanding as well as significantly lower interest rates during the quarter ended March 31, 2009, as compared with the same period in 2008.

It is possible that the Bank will determine that it will have additional losses arising from its OTTI assessment of certain of its MBS for the Bank’s final results and any such charges would further increase the Bank’s net loss for the quarter ended March 31, 2009, and change, perhaps significantly, the expected results presented in this Part IV.  A reasonable estimate of any such additional charges cannot be made until the ongoing assessment described above is finalized, as described in Part III of this notification.

Forward-Looking Statements

This notification includes forward-looking statements based on the Bank’s expectations as of the date of this notification.  The words “anticipated”, “expects”, “expected”, “will”, “it is possible”, “estimate”, and similar words, are used in this notification to identify such forward-looking statements. The Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in interest rates, and prepayment spreads on mortgage assets.  The Bank does not undertake to update any forward-looking statement herein or that may be made from time to time on behalf of the Bank.

Federal Home Loan Bank of Boston

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2009	By	/s/ Frank Nitkiewicz

Name: Frank Nitkiewicz
Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).